UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 1-14036

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DST SYSTEMS, INC.
333 West 11th Street
Kansas City, Missouri 64105

DST Systems, Inc. 401(k) Profit Sharing Plan

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Advisory Committee of the
DST Systems, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) and Schedule of Delinquent Participant Contributions at December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 27, 2014

DST Systems, Inc. 401(k) Profit Sharing Plan Statement of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments:
Mutual funds	$609,468,785	$491,335,539
DST common stock	38,706,145	25,456,545
Investment in Master Trust	758,674,270	568,411,260
Total investments	1,406,849,200	1,085,203,344

Receivables:
Employer contributions	21,528,017	15,812,176
Participant contributions	972,287	944,209
Notes receivable from participants	14,618,599	14,732,577
Investment income and other	292,498	303,840
Total receivables	37,411,401	31,792,802
Total assets	1,444,260,601	1,116,996,146

Liabilities
Due to broker for securities purchased	1,283,274	1,086,855
Other liabilities	128,449	117,959
Total liabilities	1,411,723	1,204,814

Net assets available for benefits	$1,442,848,878	$1,115,791,332

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Investment income:
Dividends, interest and other income	$9,913,531	$9,799,228
Net appreciation in fair value of investments	119,209,449	53,753,541
Net appreciation in fair value of investment in Master Trust	251,849,860	95,649,173
Total investment income, net	380,972,840	159,201,942

Contributions:
Employer	34,839,195	33,546,713
Participants	32,703,161	32,655,447
Total contributions	67,542,356	66,202,160

Transfers:
Transfer of assets from Newkirk Products, Inc. 401(k) Profit Sharing Plan	—	28,214,666
Transfer of assets from ALPS Holdings, Inc. 401(k) Plan	—	11,712,494
Transfer of assets from DST Systems, Inc. Employee Stock Ownership Plan	—	102,068,519
Total transfers	—	141,995,679

Distributions:
Benefits to participants	(114,443,676)	(103,680,776)
Administrative expenses	(7,013,974)	(2,498,585)
Total distributions	(121,457,650)	(106,179,361)

Net change in net assets available for benefits	327,057,546	261,220,420

Beginning of year	1,115,791,332	854,570,912
End of year	$1,442,848,878	$1,115,791,332

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

1. Description of the Plan

The DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Plan transfers

On July 31, 2012, the advisory committee for the DST Systems, Inc. Employee Stock Ownership Plan (“ESOP”) authorized the transfer of the ESOP’s investment in the DST Systems, Inc. Master Trust (“Master Trust”) to the Plan. Each participant’s share of the asset transfer is included in their individual participant accounts. On September 26, 2012, the aggregate net assets of the Master Trust transferred from the ESOP to the Plan were $102,068,519.

Newkirk Products, Inc. (“Newkirk”) and ALPS Holdings, Inc. (“ALPS”) became wholly owned subsidiaries of DST Systems, Inc. during the year ended December 31, 2011. The Plan was subsequently amended in 2012 to allow employees of Newkirk and ALPS to participate in the Plan as of January 1, 2012. During March 2012, the aggregate net assets of Newkirk Products, Inc. 401(k) Profit Sharing Plan and Trust of $28,214,666 were transferred into the Plan. Subsequently during June 2012, ALPS Holdings, Inc. 401(k) Plan's aggregate net assets of $11,712,494 were transferred into the Plan.

Sponsor

The Plan Sponsor is DST Systems, Inc. (“DST”, the “Employer” or the “Sponsor”). Certain of its subsidiaries and affiliates participate in the Plan.

Trustee and investment manager

The trustee of the Plan is BMO Harris Bank N.A. (the “Trustee”). The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement. One of the Plan’s investments (the BMO Prime Money Market Fund) is managed by an affiliate of the Trustee. Transactions related to these investments, therefore, qualify as party-in-interest transactions.

A portion of the Plan’s assets are invested in the Master Trust. The investment manager of the Master Trust is Ruane, Cunniff, Goldfarb & Co., Inc. (the “Investment Manager”).

Administration of the plan

An advisory committee (the “Advisory Committee”), which consists of members who are selected by the Compensation Committee of the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan. In accordance with the Plan agreement, administrative expenses are generally paid from plan assets. Plan participants that are no longer active DST employees are responsible for their portion of the investment management fees related to the Master Trust. For the years ended December 31, 2013 and 2012, the Plan incurred management fees and expenses to the Investment Manager of $6,423,777 and $1,952,542, respectively. During 2012, the Plan Sponsor voluntarily paid $2,621,773 of the investment management fees attributable to the Plan. Beginning in 2013, the Plan Sponsor discontinued funding certain costs on behalf of the plan and both the management fees and other plan expenses were paid from Plan assets.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

Eligibility

All employees of the Sponsor and participating subsidiaries and affiliates are eligible to participate in the Plan other than members of a collective bargaining unit, leased employees, nonresident aliens, and persons performing services for the Sponsor through an agreement with a third-party. The Plan entry date is the first day of the calendar month following the date an employee, other than a seasonal or temporary employee, completes one hour of service. Seasonal and temporary employees must complete one year of service, as defined in the Plan agreement, prior to entering the Plan.

Contributions

Participant contributions are made through participant salary withholdings and rollovers from other eligible retirement plans. Participants can contribute from 1% to 25% of their annual eligible compensation to the Plan, subject to Internal Revenue Service limitations (“highly compensated employees” are subject to a lower limitation). Participants age 50 or older may make additional contributions or “catch-up” contributions (subject to Internal Revenue Service limitation) once they have satisfied the annual contribution maximum as set by law or other applicable limitation.

Sponsor contributions consist of a dollar-for-dollar match up to 3% of the eligible wages as per the Plan agreement. During the years ended December 31, 2013 and 2012, Sponsor matching contributions were $13,707,210 and $13,099,535, respectively.

In addition, the Sponsor may make discretionary profit sharing contributions to eligible Plan participants. Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31 of the Plan year to be eligible to receive an allocation of discretionary profit sharing contributions for that year. During the years ended December 31, 2013 and 2012, Sponsor profit sharing discretionary contributions were $21,131,985 and $20,447,178, respectively.

Participant accounts

Each participant’s account is credited with the participant’s contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants’ non-vested accounts and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant’s eligible compensation bears to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

Years of Service	Percentage Vested
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

Investment options

Participants may direct their salary reduction contributions, catch-up contributions, matching contributions and rollover contributions into a variety of mutual fund investment options as made available by the Advisory Committee or into DST Systems, Inc. common stock. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time. Participants may change how these types of contributions are invested on a daily basis.

All profit sharing contributions are invested in the Master Trust by the Trustee as advised by the Investment Manager.

Forfeitures

Forfeitures of unvested accounts may be used for the restoration of reemployed participants’ forfeited amounts, to pay plan expenses incurred in the administration of the Plan or distributed to remaining participants in the Plan. Forfeitures of $1,137,596 and $920,524 for the 2013 and 2012 plan years, respectively, were allocated to participants in the Plan.

Distribution of benefits

Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. Generally, participants’ normal retirement age is 59 ½. Active participants can elect a withdrawal of assets upon reaching the normal retirement age.

Unless the terminated participant otherwise elects, balances not exceeding $1,000 will be automatically distributed to the participant as a lump sum and balances ranging in value from $1,001 to $5,000 will be automatically distributed as an IRA rollover with BMO Harris Bank N.A. as soon as administratively practicable. Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments over the life expectancy of the participant. Distributions shall be made in cash or, at the option of the participant, in cash plus the number of whole shares of DST common stock allocated to the participant’s account.

Upon death, all sums credited to the participant’s account will be paid to the beneficiary or beneficiaries designated by the participant as a lump sum.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

Notes receivable from participants

Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. These notes bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%. At December 31, 2013 and 2012, interest rates on participant loans ranged from 3.25% to 9.50%. Loans are considered to be in default thirty days following a scheduled payment. Defaulted loans are treated as a deemed distribution and are offset against the borrower's account. The notes receivable from participants are considered parties-in-interest transactions under ERISA.

Plan termination

The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan agreement.

2. Significant Accounting Policies

Basis of accounting

The accompanying financial statements are presented on the accrual basis of accounting, except for benefits to participants which are recorded upon distribution.

Reclassifications

Certain amounts in the 2012 Statement of Net Assets Available for Benefits have been reclassified to conform to the 2013 presentation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Short-term liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and net unrealized appreciation or depreciation on those investments.

Investment income of the Master Trust is allocated daily to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each day. Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust.

Notes receivable from participants

Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.

3. Plan Investments

The investment in Master Trust represented 5% or more of net assets available for benefits at both December 31, 2013 and 2012. The investment in Master Trust was $758,674,270 and $568,411,260 at December 31, 2013 and 2012, respectively.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

During the years ended December 31, 2013 and 2012, the Plan’s participant-directed investments and non-participant directed investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	Year Ended December 31,
	2013	2012
Mutual funds	$106,295,756	$47,520,336
DST common stock	12,913,693	6,233,205
Master Trust (1)	251,849,860	95,649,173
Total	$371,059,309	$149,402,714

(1) Non-participant directed

4. Non-participant Directed Investments

The following tables present the net assets and the significant components of the changes in net assets relating to the non-participant directed investments:

	December 31,
	2013	2012
Net assets:
Investment in Master Trust	$758,674,270	$568,411,260
Employer contribution receivable	21,131,985	15,447,178
Total	$779,806,255	$583,858,438

	Year Ended December 31,
	2013	2012
Changes in investment in non-participant directed investments:
Net appreciation in fair value of Master Trust investment	$251,849,860	$95,649,173
Employer contributions	21,131,985	20,447,178
Transfer of assets from DST Systems, Inc. Employee Stock Ownership Plan	—	102,068,519
Distributions out of the Master Trust	(77,034,028)	(59,195,435)
Net change in non-participant directed investments	$195,947,817	$158,969,435

5. Fair Value Measurements

Authoritative accounting guidance on fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2013 and 2012, the Plan held certain investment assets that are required to be measured at fair value on a recurring basis. These investments include the Plan’s investment in DST common stock whereby fair value is determined using quoted prices in active markets and mutual fund investments which are valued at the net asset value representing the value at which shares of the fund may be purchased or redeemed in active markets. Accordingly, the fair value measurements of these investments have been classified as Level 1 in the table below. The Plan had no Level 2 or Level 3 assets at December 31, 2013 and 2012.

Disclosures related to the fair value measurements of the Master Trust are described in Note 6.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

The following table presents assets at December 31, 2013 and 2012 measured at fair value using quoted prices in active markets for identical assets (Level 1) on a recurring basis:

	December 31,
	2013	2012
Mutual funds:
Equity:
Small Cap	$56,451,444	$37,937,234
Mid Cap	94,805,094	67,200,765
Large Cap	169,528,519	116,109,495
International	70,539,747	60,277,619
Balanced	62,347,840	47,858,979
Other	50,542,387	50,385,772
Fixed income:
Corporate and Government	74,129,004	10,303,585
Taxable	—	72,694,232
Money market	31,124,750	28,567,858
DST common stock	38,706,145	25,456,545
Total	$648,174,930	$516,792,084

6. Master Trust

The Master Trust was established for the investment of assets of the Plan and other DST sponsored plans. Each participating plan has an undivided interest in the Master Trust. The investment in Master Trust is non-participant directed and is managed by the Investment Manager. The Plan’s percentage ownership in the Master Trust was 99.8% at both December 31, 2013 and 2012. The following Master Trust disclosures represent 100% of the balances in the Master Trust.

The Master Trust’s net assets by general type at year end are as follows:

	December 31,
	2013	2012
Assets
Mutual funds	$1,212,545	$8,492,642
Equity securities	758,702,736	557,892,305
Collateral held on loaned securities	—	295,950,391
Total investments	759,915,281	862,335,338
Other receivables, net	88,222	1,900,750
Total assets	760,003,503	864,236,088

Liabilities
Payable for collateral on loaned securities	—	294,909,324
Total liabilities	—	294,909,324

Net assets	$760,003,503	$569,326,764

Plan's interest in the Master Trust	$758,674,270	$568,411,260

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

The Master Trust’s total investment income by type is as follows:

	Year Ended December 31,
	2013	2012
Interest	$1,614,439	$1,678,695
Dividends	5,249,360	5,676,996
Net appreciation	245,412,080	105,171,984
	$252,275,879	$112,527,675

The Master Trust’s net appreciation (depreciation) of investments by type is as follows:

	Year Ended December 31,
	2013	2012
Equity securities	$246,453,147	$100,098,938
Collateral held on loaned securities	(1,041,067)	5,073,046
	$245,412,080	$105,171,984

Fair value

As of December 31, 2013 and 2012, the Master Trust held certain investment assets that are required to be measured at fair value on a recurring basis. These investments include the Master Trust’s investment in common stocks whereby fair value is determined using quoted prices in active markets and mutual fund investments which are valued at the net asset value representing the value at which shares of the fund may be purchased or redeemed in active markets. Accordingly, the fair value measurements of these investments have been classified as Level 1 in the table below. Collateral held on loaned securities includes investments in unitized pools which are recorded at net asset value. These pools invest in cash equivalents, domestic corporate bonds, asset backed securities and foreign fixed income securities. Investment securities underlying the pools are priced using quotations from an independent pricing service which may employ methodologies that utilize actual market transactions, actual quotations from broker-dealers, or other formula-driven valuation techniques, which consider factors such as yields or prices of bonds of comparable quality, type of issue, coupon, maturity, ratings, and general market conditions. Accordingly, the Master Trust investments in collateral held on loaned securities have been classified as Level 2 in the table below.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

The following tables present assets at December 31, 2013 and 2012 measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date Using
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds - money market	$1,212,545	$1,212,545	$—	$—
Equity securities:
Consumer discretionary	169,002,401	169,002,401	—	—
Consumer staples	19,919,524	19,919,524	—	—
Energy	9,270,047	9,270,047	—	—
Financial	115,805,549	115,805,549	—	—
Health care	223,686,437	223,686,437	—	—
Industrials	127,613,650	127,613,650	—	—
Information technology	53,626,741	53,626,741	—	—
Materials	39,552,756	39,552,756	—	—
Other	225,631	225,631	—	—
Total	$759,915,281	$759,915,281	$—	$—

	Fair Value Measurements at Reporting Date Using
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds - money market	$8,492,642	$8,492,642	$—	$—
Equity securities:
Consumer discretionary	143,922,576	143,922,576	—	—
Consumer staples	15,561,114	15,561,114	—	—
Energy	8,719,612	8,719,612	—	—
Financial	85,588,618	85,588,618	—	—
Health care	137,864,128	137,864,128	—	—
Industrials	102,542,606	102,542,606	—	—
Information technology	41,161,671	41,161,671	—	—
Materials	22,531,980	22,531,980	—	—
Collateral held on loan securities	295,950,391	—	295,950,391	—
Total	$862,335,338	$566,384,947	$295,950,391	$—

Securities lending

The Master Trust has engaged in securities lending activities related to investments in common stocks and other securities held in the Master Trust in the past, however these activities were discontinued during 2013. The Trustee served as the lending agent for the Master Trust and loaned these securities to approved brokers (the “Borrower”). When the Master Trust lends securities, it is subject to a risk of failure by the Borrower to return loaned securities, a delay in delivery of the securities, or potential loss from declines in the value of investment collateral, in which case the Master Trust may incur a loss. The terms of the lending agreements require that loans are secured by collateral (cash or U.S. government securities) having an initial market value equal to or greater than 102% of the market value of securities on loan. The market value of the securities on loan and of the collateral received is monitored

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

daily. If at any time the value of the collateral falls below 100% of the market value of securities on loan, the Borrower may be required to deliver additional collateral necessary to restore the 102% ratio. If the value of the collateral increases above 102% of the market value of securities on loan, the collateral in excess of the 102% ratio may be required to be returned to the Borrower. The Master Trust retains the income earned on the securities while on loan to the Borrower, less agency fees paid to the Trustee and rebates paid to the Borrower. In the event of default by the Borrower, the Trustee shall indemnify the Master Trust by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Master Trust for the market value of the unreturned securities.

In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Master Trust whole. The collateral may be redeemed by the lending agent on behalf of the Master Trust at any time in order for the Master Trust to comply with its securities lending agreement, including when the Master Trust is requested to return collateral to a securities borrower or upon termination of the securities lending agreement.

As of December 31, 2013, the Master Trust had no securities on loan. As of December 31, 2012, the Master Trust had common stock investments on loan with a market value of $285,014,715. The Master Trust’s liability for returning the cash collateral received related to the loaned common stocks held in the Master Trust was $294,909,324 at December 31, 2012. The cash collateral was invested in unitized investment collateral pools as of December 31, 2012. The investment objective of the unitized investment collateral pool is to operate at a net asset value of $1.00, however the fund may invest in securities that fluctuate in value. The net asset value of the investment collateral pools’ underlying securities was $1.0035 at December 31, 2012. Accordingly, the fair value of the investment collateral pools related to the loaned common stocks and government securities held in the Master Trust was $295,950,391 at December 31, 2012. At December 31, 2012, the fair value of the investment collateral pools related to the loaned common stocks was greater than the value of the collateral received resulting in an unrealized gain of $1,041,067. The Plan’s pro rata share of the change in the unrealized gain (loss) in fair value is reflected in net appreciation or depreciation of investment in Master Trust on the Statement of Changes in Net Assets. Upon withdrawal from the securities lending agreement in September 2013, the Master Trust received a distribution at a net asset value of $1.00. As a result, the Master Trust did not receive the net unrealized gains or losses on the investment collateral pools upon withdrawal from the Securities Lending fund because the fund was not dissolved. Income earned on investments in the investment collateral pools in excess of agency fees to the Trustee and rebates to the Borrowers is recorded in dividends, interest and other income of the Master Trust. Securities lending income related to common stocks held in the Master Trust amounted to $1,613,389 and $1,677,182 for the years ended December 31, 2013 and 2012, respectively.

7. Risks and Uncertainties

The Plan and Master Trust invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

8. Income Tax Status of the Plan

The Internal Revenue Service has determined and informed the Sponsor by a letter dated September 8, 2013, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Advisory Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9. Reconciliation of Financial Statements to the Draft Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements as compared to the draft Form 5500:

	December 31,
	2013	2012
Net assets available for benefits according to the financial statements	$1,442,848,878	$1,115,791,332
Amounts allocated to withdrawing participants	(194,438)	(219,513)
Net assets available for benefits according to the draft Form 5500	$1,442,654,440	$1,115,571,819

The following is a reconciliation of benefits to participants according to the financial statements as compared to the draft Form 5500:

December 31, 2013
Benefits to participants according to the financial statements	$114,443,676
Add: Amounts allocated to withdrawing participants at December 31, 2013	194,438
Less: Amounts allocated to withdrawing participants at December 31, 2012	(219,513)
Benefits to participants according to the draft Form 5500	$114,418,601

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date.

Schedule I

DST Systems, Inc. 401(k) Profit Sharing Plan
EIN 43-1581814 / PIN 004

Schedule H, line 4i -- Schedule of Assets (Held At End of Year)
December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost	(e) Current Value
	AIM Distributors, Inc.	Invesco Small Cap Growth Fund	(1)	$17,121,077
	American Century	American Century Value	(1)	16,900,185
	American Century	American Century Growth	(1)	18,617,082
	American Century	American Century Select	(1)	9,100,108
	American Century	American Century Ultra	(1)	17,627,651
	American Century	American Century International Growth	(1)	11,260,200
*	BMO Funds	BMO Prime Money Market Class Y	(1)	1,196,876
	Dodge & Cox Funds	Dodge & Cox Balanced Fund	(1)	27,050,724
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	(1)	25,690,210
	Dreyfus Service Corporation	Dreyfus Intermediate Term Income	(1)	8,518,692
*	DST Systems, Inc.	Common Stock (426,561 Shares)	(1)	38,706,145
*	DST Systems, Inc. Master Trust	Master Trust	$239,459,448	758,674,270
	Federated Funds	Federated Prime Value Obligations Fund	(1)	29,927,874
	Fidelity Investments	Fidelity Advisor Growth Opportunities Fund	(1)	18,808,671
	Janus Funds	Janus Fund	(1)	19,779,171
	Janus Funds	Janus Enterprise Fund	(1)	25,629,075
	Janus Funds	Janus Overseas Fund	(1)	27,258,923
	Janus Funds	Janus Research Fund	(1)	31,733,716
	Liberty Funds	Columbia Acorn International Fund	(1)	6,330,414
	Lord Abbett Distributor	Lord Abbett Affiliated Fund A	(1)	9,802,288
	Lord Abbett Distributor	Lord Abbett Bond-Debenture	(1)	10,395,837
	PIMCO Funds	PIMCO Total Return Fund	(1)	32,339,033
	Royce Fund	Royce Total Return Fund	(1)	27,283,251
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	(1)	54,357,087
	TIAA-CREF Funds	TIAA-CREF Institutional Mid-Cap	(1)	6,151,353
	Vanguard Funds	Vanguard Balanced Index Fund	(1)	35,297,116
	Vanguard Funds	Vanguard Total Bond Market Index	(1)	22,875,442
	Vanguard Funds	Vanguard Institutional Index Fund	(1)	59,610,817
	Vanguard Funds	Vanguard Mid-Cap Index Fund	(1)	8,667,579
	Vanguard Funds	Vanguard Small-Cap Index Fund	(1)	12,047,116
	Vanguard Funds	Vanguard Value Index Fund	(1)	18,091,217
*	Participant Loans	Interest rate range 3.25% - 9.50%	(1)	14,618,599
* Indicates a party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments.

Schedule II

DST Systems, Inc. 401(k) Profit Sharing Plan
EIN 43-1581814 / PIN 004

Schedule H, line 4a -- Schedule of Delinquent Participant Contributions
December 31, 2013

	Total that Constituted Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside the Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected under Voluntary Fiduciary Correction Program and prohibited transaction exemption 2002-51
Check here if Late Participant Loan Repayments are included: [X]	$—	$355	$—	$—

EXHIBIT INDEX

23.1    Consent of PricewaterhouseCoopers LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 27, 2014

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

/s/ Gregg Wm. Givens

Gregg Wm. Givens
Senior Vice President, Chief Financial Officer and Treasurer